Rubico Inc.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

May 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RUBICO Inc.
Registration Statement on Form F-1, as amended
Originally filed on May 8, 2026
File No. 333-295716

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1, as amended, that was originally filed with the U.S. Securities and Exchange Commission on May 8, 2026, be accelerated so that it will be made effective at 9:00 a.m. Eastern time on May 20, 2026, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

RUBICO INC.

By:	/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: Chief Financial Officer

May 19, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rubico Inc.

Registration Statement on Form F-1

File No. 333-295716

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, (“Securities Act”), Maxim Group LLC (“Maxim”), as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 AM, Washington D.C. time, on Wednesday, May 20, 2026, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Co-Head of Investment Banking